Banksy Surprise: His iconic heart balloon motif, available now - Launch Update

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Masterworks <notification@masterworks.com>
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Dear Sam,

Surprise!

We thought we'd close out the week by sending you a little Friday treat: a brand new Banksy featuring his iconic "heart balloon" motif.

This is one of Banksy's most instantly recognizable images, and features prominently in his most well-known and expensive work, *Love is in the Bin*.



***Kids on Guns* (2004)**



***Love is in the Bin* (2018)**

This one is available for $624,000. Invest here while it's available, and view the offering circular below.

Thanks,

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Love is in the Bin not included in set of similar sales to Live Offering (Masterworks 504).